UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2026

Commission File Number: 001-40303

Qtrex Quantum Ltd.

(Translation of registrant’s name into English)

2 Ilan Ramon St.

Ness-Ziona 7403635, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On October 1, 2026, Qtrex Quantum Ltd. (the “Company”) issued a press release titled “QTREX Interconnect Independently Tested at 20 mK by a Leading Quantum Computing Company; Over 100 dB Channel Isolation, 60 dB Beyond the Market Leader,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (this “Report”).

The first, second, third and fifth paragraphs, the section titled “Key Results,” and the section titled “Forward-Looking Statement Disclaimer,” of the press release are incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-284308, 333-289324 and 333-296482) and Form S-8 (Registration Nos. 333-297590, 333-259057, 333-277980, 333-285565, 333-290162 and 333-292592), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release issued by Qtrex Quantum Ltd. on October 1, 2026, titled “QTREX Interconnect Independently Tested at 20 mK by a Leading Quantum Computing Company; Over 100 dB Channel Isolation, 60 dB Beyond the Market Leader.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qtrex Quantum Ltd.

Date: October 1, 2026	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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